UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TEXTURA CORPORATION
(Name of Subject Company)

TEXTURA CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

883211 104
(CUSIP Number of Each Class of Securities)

Ryan Lawrence
Executive Vice President and Chief Legal Officer
Textura Corporation
1405 Lake Cook Road
Deerfield, Illinois 60015
(847) 457-6500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with copies to

William R. Kucera Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 701-7296

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of Textura Corporation, a Delaware Corporation (the “Company” or “Textura”), by Tulip Acquisition Corporation, a Delaware corporation (“Merger Subsidiary”), and a wholly-owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), itself a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), pursuant to the Agreement and Plan of Merger, dated April 28, 2016, by and among the Company, Merger Subsidiary, Parent and Oracle:

•	Exhibit 99.1: Press Release – Oracle Buys Textura

•	Exhibit 99.2: Form of Company Website Content

•	Exhibit 99.3: Overview and Frequently Asked Questions for External Use

•	Exhibit 99.4: Letter to Customers and Partners

•
Exhibit 99.5: Presentation titled “Oracle Buys Textura: Adds Leading Construction Contract and Payment Management Cloud Services to the Oracle Engineering and Construction Industry Cloud Platform” dated April 28, 2016

•	Exhibit 99.6: Form of Email to Company Managers

•	Exhibit 99.7: Form of Email to Company Employees
Additional Information
The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, Oracle, Parent and Merger Subsidiary will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Those materials and all other documents filed by the Company, Oracle, Parent or Merger Subsidiary with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to ir@texturacorp.com.
 Forward-Looking Statements
Statements in this document are forward-looking statements, including statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: the timing of the transaction; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees and clients; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and our other reports filed with the SEC, as well as the tender offer documents to be filed by Oracle, Parent and Merger Subsidiary and the Solicitation/Recommendation Statement to be filed by the Company. Forward-looking statements speak only as of the date this document is filed with the SEC and we assume no obligation to update forward-looking statements to reflect new information, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Oracle Buys Textura
99.2	Form of Company Website Content
99.3	Overview and Frequently Asked Questions for External Use
99.4	Letter to Customers and Partners
99.5
Presentation titled “Oracle Buys Textura: Adds Leading Construction Contract and Payment Management Cloud Services to the Oracle Engineering and Construction Industry Cloud Platform” dated April 28, 2016

99.6	Form of Email to Company Managers
99.7	Form of Email to Company Employees